200 East Randolph Drive
Chicago, Illinois 60601

Andrew J. Terry
To Call Writer Directly:	312-861-2000	Facsimile:
312-861-2192		312-861-2200
aterry@kirkland.com	www.kirkland.com
July 28, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jason Wynn H. Roger Schwall

Re:	The Andersons, Inc. Registration Statement on Form S-3 Filed June 29, 2006 File No. 333-135480

Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 14, 2006 File No. 0-20557
Ladies and Gentlemen:
     On behalf of The Andersons, Inc., an Ohio corporation (the “Company”), I am responding to your letter dated July 25, 2006, relating to the above-referenced filings. For your convenience, I have repeated the Staff’s comment below prior to the Company’s response.
     Staff Comment: We note your disclosure that “[o]ther than these newly implemented controls and processes, there has been no change in [your] internal control over financial reporting...” Revise to delete the phrase “other than” and clearly state, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting..
     Response: The Company has amended Part II, Item 9A of the Form 10-K for the Fiscal Year Ended December 31, 2005, in response to the Staff’s comment. The Form 10-K/A was filed with the Securities Exchange Commission (the “Commission”) on July 27, 2006. A copy of such filing is attached hereto as Exhibit A.

London	Los Angeles	New York	San Francisco	Washington, D.C.

The Andersons, Inc.
July 28, 2006

     We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (312) 861-2192.

Sincerely, /s/ ANDREW J. TERRY Andrew J. Terry

cc: Michael J. Anderson

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 10-K/A

☑	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended: December 31, 2005

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ________ to ________ Commission file number: 000-20557
The Andersons, Inc.
(Exact name of registrant as specified in its charter)

Ohio	34-1562374

(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

480 W. Dussel Drive, Maumee, Ohio	43537

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (419) 893-5050
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐     No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☑     Non-accelerated filer ☐
Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐     No ☑
The aggregate market value of the registrant’s voting stock which may be voted by persons other than affiliates of the registrant was $218.8 million on June 30, 2005, computed by reference to the last sales price for such stock on that date as reported on the Nasdaq National Market.
The registrant had 7.6 million Common Shares outstanding, no par value, at February 28, 2006.

Explanatory Note:
We are filing this Amendment No. 1 on Form 10-K/A to The Andersons, Inc. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2005 to amend and restate in its entirety Part II, Item 9A, in response to comments received by the Company from the Commission’s Staff pursuant to its review of the Company’s Registration Statement on Form S-3 (Reg. No. 333-135480).
The following item is included in this amendment:
Part II — Item 9A. Controls and Procedures
In addition, this amendment includes the following exhibits:
Exhibit 31.1 — Certification of President and Chief Executive Officer under Rule 13(a)-14(a)/15d-14(a)
Exhibit 31.2 — Certification of Vice President, Controller & CIO under Rule 13(a)-14(a)/15d-14(a)
Exhibit 31.3 — Certification of Vice President, Finance and Treasurer under Rule 13(a)-14(a)/15d-14(a)
Exhibit 32 — Certifications Pursuant to 18 U.S.C. Section 1350.
This Amendment No.1 on Form 10-K/A does not reflect events occurring after the filing of our Annual Report on Form 10-K on March 14, 2006 or include, or otherwise modify or update, the disclosure contained therein in any way except as expressly indicated above.

2

PART II
ITEM 9A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that the information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Certifying Officers to allow timely decisions regarding required financial disclosures. The Company is not organized with one Chief Financial Officer. Our Vice President, Controller and CIO is responsible for all accounting and information technology decisions while our Vice President, Finance and Treasurer is responsible for all treasury functions and financing decisions. Each of them, along with the President and Chief Executive Officer (“Certifying Officers”), are responsible for evaluating our disclosure controls and procedures. As of December 31, 2005, the Company’s management, under the supervision and with the participation of the Certifying Officers, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Certifying Officers concluded that our disclosure controls and procedures were effective as of December 31, 2005.
Management’s Report on Internal Control Over Financial Reporting
Management’s Report on Internal Control Over Financial Reporting is included in Item 8 on page 49 of the Form 10-K filed on March 14, 2006. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 on page 50 of the Form 10-K filed on March 14, 2006.
Changes in Internal Control Over Financial Reporting
As reported in the Company’s 10Q/A for the quarter ended September 30, 2005, subsequent to filing the Quarterly Report on Form 10Q, management discovered an error in the cash flow statement relating to a single class of debt financing transactions in which proceeds were incorrectly classified as proceeds on the sale of railcars. The gain on sale of railcars and related leases was also overstated by the same amount. As a result of the discovery of these errors, the Company’s financial statements for the quarter ended September 30, 2005 were restated. In connection with this restatement, management concluded that as of the quarterly reporting period ended September 30, 2005, the Company did not maintain effective controls over the preparation, review, presentation, and disclosure of the Company’s condensed consolidated statement of cash flows. In addition, this control deficiency could have resulted in a misstatement of cash flows that could result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constituted a material weakness.
In the fourth quarter of 2005, the Company implemented new controls and processes to remediate the material weakness identified above. The newly implemented controls and processes include:
•	The accumulation of data used in the preparation of the quarterly consolidated statement of cash flows is now being done on a monthly basis to allow for a more timely review as well as to allow for more time for issues and/or reconciling items to be investigated and/or corrected before financial data is published.

•	The existing control of requiring a second detailed and documented review within the Rail Group is now being done monthly.

•	The financial data provided by the Rail Group that is used directly in the financial statements is also being reviewed and analyzed independently outside of the Rail Group on a monthly basis. As part of this review, the information is validated and formally documented.
We completed our testing of the newly implemented controls and concluded that they were operating effectively and, therefore, conclude that this material weakness has been remediated.
These newly implemented controls and processes are changes in the Company’s internal control over financial reporting that occurred during our most recently completed fiscal quarter and have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

3

PART IV
ITEM 15. EXHIBITS.

Exhibit Number	Description of Exhibit

31.1	Certification of President and Chief Executive Officer under Rule 13(a)-14(a)/15d-14(a)

31.2	Certification of Vice President, Controller & CIO under Rule 13(a)-14(a)/15d-14(a)

31.3	Certification of Vice President, Finance and Treasurer under Rule 13(a)-14(a)/15d-14(a)

32	Certifications Pursuant to 18 U.S.C. Section 1350

4

Signatures
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Andersons, Inc.
By:	/s/ Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

Date: July 27, 2006

Exhibit 31.1
CERTIFICATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER
Rule 13(a)-14(a)/ 15d-14(a)
I, Michael J. Anderson, certify that:
          1. I have reviewed this report on Form 10-K/A of The Andersons, Inc.;
          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
          4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
          5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: July 27, 2006

By:	/s/ Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION OF VICE PRESIDENT, CONTROLLER & CIO
Rule 13(a)-14(a)/ 15d-14(a)
I, Richard R. George, certify that:
          1. I have reviewed this report on Form 10-K/A of The Andersons, Inc.;
          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
          4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
          5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: July 27, 2006

By:	/s/ Richard R. George
Richard R. George
Vice President, Controller and CIO

EXHIBIT 31.3
CERTIFICATION OF VICE PRESIDENT, FINANCE AND TREASURER
Rule 13(a)-14(a)/ 15d-14(a)
I, Gary L. Smith, certify that:
          1. I have reviewed this report on Form 10-K/A of The Andersons, Inc.;
          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
          4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
          5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: July 27, 2006

By:	/s/ Gary L. Smith
Gary L. Smith
Vice President, Finance and Treasurer

EXHIBIT 32
THE ANDERSONS, INC.
Certifications Pursuant To 18 U.S.C. Section 1350
     In connection with the Annual Report of The Andersons, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2005 (as amended, the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to such officer’s knowledge:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.
Date: July 27, 2006

By:	/s/ Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

By:	/s/ Richard R. George
Richard R. George
Vice President, Controller and CIO

By:	/s/ Gary L. Smith
Gary L. Smith
Vice President, Finance and Treasurer